Exhibit (d)(3)

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

HARDING, LOEVNER FUNDS, INC.

50 Division Street, Fourth Floor

Somerville, New Jersey 08876

November 1, 2011

Harding Loevner LP

50 Division Street, Fourth Floor

Somerville, New Jersey 08876

Ladies and Gentlemen:

1. International Equity Portfolio, Institutional Emerging Markets Portfolio, Emerging Markets Portfolio, Frontier Emerging Markets Portfolio, Global Equity Portfolio and International Small Companies Portfolio (each, a “Fund”) are series of Harding, Loevner Funds, Inc., a Maryland corporation (“Company”). Operating expenses of each Fund are annual rates expressed as a percentage of average daily net assets.

2. Harding Loevner LP (“you”) is the Adviser to the Company pursuant to an Investment Advisory Agreement dated August 26, 2009.

3. You hereby agree that you will waive a portion of the applicable management fee payable to you by each Fund and/or reimburse the Fund for its other operating expenses to the extent that the aggregate operating expenses through December 31, 2012 otherwise would exceed the applicable percentage shown in the chart below (each, a “Maximum Permitted Rate”):

Fund Name	Share Class	Maximum Permitted Rate
International Equity Portfolio	Investor	1.25%
	Institutional	1.00%

Frontier Emerging Markets Portfolio	Investor	2.25%
	Institutional	2.00%

Global Equity Portfolio	Advisor	1.25%
	Institutional	0.95%

International Small Companies Portfolio	Investor	1.75%
	Institutional	1.50%

Institutional Emerging Markets Portfolio	Institutional	1.30%

Emerging Markets Portfolio	Advisor	1.75%
	Investor	1.75%

4. You further agree that you will continue the applicable management fee waiver and/or expense reimbursement under Paragraph 2 above until the later of December 31, 2012 or the date on which the Fund’s prospectuses are updated to reflect superseding waiver/reimbursement arrangements, if any, or the termination thereof.

5. Each Maximum Permitted Rate does not include any expenses attributable to (1) dividend expense, borrowing costs, and interest expense relating to short sales and (2) interest, taxes, brokerage commissions and extraordinary expenses, and you are not obligated to waive management fees or reimburse operating expenses to the extent that the Fund’s aggregate operating expenses exceed the Maximum Permitted Rate because of the aforesaid.

6. This Agreement shall terminate automatically upon the termination of the Investment Advisory Agreement between you and the Company; provided, however, that the Fund’s obligation to reimburse you, as described above, will survive the termination of this Agreement unless the Company and you agree otherwise.

7. You understand that you shall look only to the assets of the relevant Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other Fund of the Company, nor any of the Company’s directors, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefore.

8. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New Jersey, except (a) Paragraph 7 shall be governed by, construed and enforced in accordance with the laws of the State of Maryland and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

HARDING, LOEVNER FUNDS, INC.

By:	/s/ David R. Loevner	By:	/s/ Richard T. Reiter
Name:	David R. Loevner	Name:	Richard T. Reiter
Title:	President	Title:	Vice President

The foregoing Agreement is hereby accepted as of November 1, 2011

Harding Loevner LP		Harding Loevner LP

By:	/s/ David R. Loevner	By:	/s/ Lori M. Renzulli
Name:	David R. Loevner	Name:	Lori M. Renzulli
Title:	President	Title:	Vice President and Chief Counsel